Code of Ethics

1.	Background

As a registered investment advisor (“RIA”), Kimberlite Asset Management, LLC (“Kimberlite” or the “Advisor”) is required to implement a Code of Ethics (the “Code”) pursuant to Rule 204A-1 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Further, as the investment advisor to a registered investment company, the Advisor is also subject to the code of ethics provisions under Rule 17j-1 of the Investment Company Act of 1940, as amended (the “Company Act”). These regulations are collectively referred to herein referred to as the “Securities Laws”).

This Code provides a standard of business conduct and disclosure requirements for Supervised Persons of the Advisor. The Code is a dynamic document that is subject to periodic review by the Chief Compliance Officer (“CCO”) and/or delegate[s] to examine the continued effectiveness of the Code in meeting the fiduciary duty to clients.

2.	Fiduciary Standards

This Code is based on the overriding principle that the Advisor is a fiduciary to clients and must act in the best interests of clients at all times. The confidence and trust placed in Kimberlite by our clients is something we value and endeavor to protect. Accordingly, Kimberlite has adopted this Code and implemented policies and procedures to prevent fraudulent, deceptive and manipulative practices and to ensure compliance with the Securities Laws and the fiduciary duties owed to our clients.

All Supervised Persons must conduct themselves at all times in accordance with Securities Laws and the following mandates:

a)	Clients’ interests take priority. In the course of performing their duties and responsibilities Supervised Persons must at all times place the interests of clients ahead of their own personal interests.

b)	Conflicts of interest or the appearance of conflicts of interest must be avoided. Supervised Persons must not take advantage of the trust that clients have placed in them. All Supervised Persons must avoid any situation that might present a conflict or the perception of a conflict. All Supervised Persons must avoid situations that might be perceived as an impropriety or a compromise to the Kimberlite Supervised Person’s fulfillment of his/her duties and responsibilities.

Supervised Persons also must not:

a)	Employ any device, scheme or artifice to defraud a client;

b)	Make any untrue statements of a material fact to a client or omit to state to a client any material facts that are necessary to make the statements made (in light of the circumstances under which they are made) not misleading;

c)	Engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon a client;

d)	Engage in any manipulative practice with respect to a client;

e)	Use their positions, or any investment opportunities presented by virtue of their positions, to their personal advantage or to the detriment of a client; or

f)	Conduct personal trading activities in contravention of this Code or applicable legal principles or in such a manner as may be inconsistent with the duties owed to clients as a fiduciary.

These general standards are meant as overriding guidelines to be adhered to in all current and emerging situations and are not limited to the detailed behavior specifically discussed in the Code.

Who Is an “Access Person”?

As a matter of policy, Kimberlite considers all Supervised Persons to be “Access Persons” as all Supervised Persons have access to information regarding any Client account information.

3.	Duty of Confidentiality

Supervised Persons must keep any nonpublic information that they may obtain, as a result of their duties and responsibilities at Kimberlite, confidential at all times. This includes, but is not limited to, information concerning clients or prospective clients, including their identities, their investments and their account activity.

No confidential or nonpublic information is permitted to be released without consulting the CCO in advance. Supervised Persons should be diligent in not only ensuring that information is not released, but also protecting it from unlawful or inappropriate third-party access.

4.	Reporting and Investigating Concerns of Suspected Wrongdoing

Kimberlite requires all Supervised Persons to promptly disclose concerns of suspected wrongdoing and violations of this Code. Wrongdoing includes, but is not limited to: violations of the Securities Laws, misuse of corporate assets, and misuse of nonpublic information. Reports of any Code violations should be made directly to the CCO or delegate[s].

5.	Non-Cash Compensation

Kimberlite will take reasonable steps to ensure that neither it nor its Supervised Persons offer, give, solicit or accept, in the course of business, any inducements which may lead to conflicts of interest. Due to the various relationships the Advisor may have with its Clients and other entities, Supervised Persons generally may not solicit gifts or gratuities nor give inducements, except in accordance with these policies and procedures. The term “inducements” means gifts, entertainment and similar benefits which are offered to or given by Supervised Persons. Gifts of an extraordinary or extravagant nature to a Supervised Person are to be declined or returned so as not to compromise the reputation of the Supervised Person or the Advisor.

What is the difference between gifts and entertainment?

An event (e.g. a dining or social event) is considered entertainment if a Supervised Person of the Advisor is in attendance and there is a specific business purpose for the event. Gifts are tokens of thanks or appreciation, as well as events that are not attended by a representative of the Advisor.

Gifts of nominal value (generally, up to $100 per individual per year) may appropriate. Reasonable and customary business entertainment, such as an occasional dinner, a ticket to a sporting event, or comparable entertainment, which is neither so frequent nor so extensive as to raise any question of propriety, is appropriate as well. A relaxation of, or exemption from, these procedures may only be granted by the CCO.

The CCO or delegate[s] shall maintain a log of all gifts and entertainment received or given in the course of business, except for any de minimis gifts or entertainment (under $25).

6.	Outside Employment

Any employment or other outside activity by a Supervised Person may result in possible conflicts of interest for the individual or for the firm. Therefore, all other outside activities must be submitted to the CCO, or delegate[s], for review and approval in advance of conducting any such activity. Other outside activities, which is subject to CCO review and approval, include, but are not limited to, the following:

(1)	Being employed or compensated by any other entity;

(2)	Engaging in any other business including part-time, evening or weekend employment;

(3)	Serving as an officer, director, partner, etc., in any other entity;

(4)	Ownership interest in any non-publicly traded company or other private investments; or,

(5)	Any public speaking or writing activities.

Written approval for any of the above activities is requires so that a determination can be made to ensure that (1) the activities do not interfere with any of the individual’s responsibilities with the Advisor and (2) any conflicts of interests may be addressed. An individual seeking approval shall provide the following information to the CCO:

(1)	The name and address of the outside business organization;

(2)	A description of the business of the organization;

(3)	Compensation, if any, to be received;

(4)	A description of the activities to be performed; and

(5)	The amount of time per month that will be spent on the outside activity.

Records of requests for approval of other outside activities, along with the reasons such requests were granted or denied, will be maintained by the CCO or delegate[s].

7.	Insider Trading

Kimberlite forbids any Supervised Person, or their household family members, from trading, either personally or on behalf of others, on material nonpublic information (“MNPI”) or communicating MNPI to others in violation of law. This conduct is frequently referred to as “insider trading.” Kimberlite’s policy applies to every Supervised Person of Kimberlite and extends to activities within and outside their duties at Kimberlite, as well as to any accounts they control or any accounts of household family members. It is a violation of the Code to share any MNPI in any way, which could lead to insider trading. Any questions regarding this policy should be referred to the CCO or delegate[s].

Definitions:

Insider Trading - is the use of MNPI to trade in securities or to communications of MNPI to others.

Material Information - is information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company’s securities.

Nonpublic Information - is information that has not been effectively communicated to the marketplace. One must be able to point to some fact to show that the information is generally public.

Penalties:

Penalties for trading on or communicating MNPI can be severe, both for individuals involved in such unlawful conduct and their employers. A person can be subject to the penalties below, even if the Supervised Person does not personally benefit from the violation. Penalties may include:

•	Civil injunctions;
•	Treble damages;
•	Disgorgement of profits;
•	Jail sentences and fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited; and
•	Fines for the employer or other controlling person of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided.

In addition, any violation of this policy statement can be expected to result in severe sanctions, including dismissal of the persons involved.

Section 8: Personal Securities Transactions

Kimberlite seeks to ensure that personal trading activities of its Access Persons do not conflict with the interests of Kimberlite’s Clients. Consequently, Kimberlite has adopted policies and procedures designed to ensure that such trading complies with Kimberlite’s legal and fiduciary obligations. All Access Persons personal securities transactions are required to properly recorded in Kimberlite’s books and records, and are subject to the review and oversight by the CCO or delegate[s].

This Personal Securities Transactions Policy applies to ALL Access Persons, and covers any personal accounts held by those individuals, their immediate family, any other adult members of their household, any trust of which they are trustee or beneficiary, and any account[s] by which the Access Person has control, influence or beneficial interest in. Such accounts are required to be treated consistently with Kimberlite’s fiduciary duty.

To guard against any potential conflicts of interest with our Clients, Kimberlite’s Access Persons are required to disclose any securities accounts to the CCO or delegate[s], and to either provide or arrange for duplicate account statements and confirms from their brokerage firm. This requirement is necessary to ensure Kimberlite records are in compliance with the Securities Laws and rules thereunder.

The CCO or delegate[s] will maintain personal trading records and transactions in keeping with the Advisor’s fiduciary and recordkeeping responsibilities.

Kimberlite must maintain a record of all transactions in “Reportable Securities” (as defined below) in which an Access Person has a “direct or indirect beneficial interest.”

What is a “Direct or Indirect Beneficial Interest”?

A Direct or Indirect Beneficial Interest is any direct ownership or an indirect pecuniary interest through any contract, arrangement, understanding, relationship or otherwise, including immediate family members (person who is supported directly or indirectly to a material extent by such person), partners in a partnership or beneficiaries of a trust. The term pecuniary interest means the opportunity (directly or indirectly) to profit or share in any profit derived from a transaction in Reportable Securities.

What are “Reportable Securities”?

Reportable Securities are securities defined in Section 202(a)(18) of the Advisers Act. These include listed and unlisted securities, and private transactions, such as private placements, non-public stock or warrants. The following are generally not considered Reportable Securities:

•	Direct obligations of the U.S. Government;
•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments including repurchase agreements;
•	Shares issued by money market funds;
•	Open end mutual funds and exchange traded funds (“ETFs”) other than “Reportable Funds” closed end funds (e.g., unit investment trusts (“UIT’s”) – including closed end ETFs organized as UITs);
•	Transactions in units of UITs that are invested solely in the shares of unaffiliated open end mutual funds (e.g., variable product sub-accounts).

9.	Required Reports and Certifications

Holdings Reports: Holdings reports must include: (1) the title and type of security, and (as applicable) exchange ticker symbol or CUSIP number, number of shares and principal amount of each reportable security in which the Access Person has any direct or indirect beneficial ownership; (2) the name of any broker, dealer or bank with which the Access Person maintains an account in which any securities are held for the Access Person’s direct or indirect benefit; and (3) the date the report is submitted.

Initial holdings reports are required to be submitted no later than 10 days after an individual becomes an Access Person, and must be current as of a date no more than 45 days prior to the date the individual became an Access Person.

Annual holdings reports as of December 31st each year must be submitted by all Access Persons within ten (10) business days following the year end date.

Transaction Reports: Transaction reports, covering all transactions in reportable securities during the prior quarter, must be submitted no later than ten (10) business days following the end of each calendar quarter. Transaction reports must contain the following information about each transaction in any reportable security in which the Access Person purchased, acquired or sold, any direct or indirect beneficial ownership: (1) the date of the transaction, the title and (as applicable) the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved; (2) the nature of the transaction; (3) the price of the security at which the transaction was effected; (4) the name of the broker, dealer or bank with or through which the transaction was effected; and (5) the date of the report.

Exceptions from Reporting Requirements: Reports are not required: (1) with respect to securities held in accounts over which the Access Person had no direct influence or control; (2) with respect to transactions effected pursuant to an automatic investment plan; or (3) which would duplicate information contained in broker trade confirmations or account statements, provided that the Advisor automatically receives such confirmations or statements within thirty (30) days after the end of the applicable calendar quarter and holds them in its books and records.

Review of Reports: Upon receipt of each Holding Report or Transaction Report, the CCO or delegate[s] will review it to determine whether or not there are any questions about the nature of the transaction[s], which may include the securities referenced, size, timing or other aspects of the holding[s] or transaction[s] that require further inquiry.

In particular, Access Person reports will be reviewed for unauthorized trading relating, but not limited, to the following issues:

•	Securities currently on the firm’s Restricted List;
•	Securities currently on the firm’s Watch List;
•	Initial public offerings;
•	Private placements;
•	Any securities that may be potentially affected by inside information that the firm or access person may possess;
•	Market timing (if prohibited);
•	Front running;
•	Participating in block trades to the disadvantage of Clients;
•	Trading activity in contravention to advice given to Clients.

Reports requiring no further inquiry are initialed and filed. Those requiring further inquiry will be the subject of “follow-up” with the individual(s) involved and appropriate further action will be taken, if necessary, as described below.

Personal Securities Holdings and Transaction Reports will be reviewed by the CCO or delegate[s] within a reasonable time period specified by the CCO. If a problem or concern is detected, the CCO will immediately take appropriate action on any items that may conflict, or potentially cause a conflict, with the Code. Documentation of any actions taken, including any resolution or remediation, will be created and maintained as required by the Securities Laws under the direction of the CCO. All reports will be initialed by the CCO or delegate[s] after their review is complete.

Pre-Approvals: Kimberlite requires that each Access Person obtain pre-approval in writing from the CCO or delegate[s] before the Access Person acquires direct or indirect beneficial ownership of any security in an initial public offering (“IPO”) or in a limited offering. Further, the Advisor may, at times, have securities on a “restricted list” whereby pre-approval is required before any purchase or sale. Except as noted above, pre-approval is not required, unless the Access Person has MNPI or some other conflict of interest exists. The Access Person will instead ensure all securities accounts are provided at least quarterly to the CCO or delegate[s] for review (See below).

Annual Code of Ethics Certification: All Supervised Persons must certify annually (or upon direction of the CCO) to the CCO that they have read and understand the Code, that they have complied with ALL requirements of the Code and that they have recorded all transactions required to be reported under the Code. The CCO will deliver a copy of the Code to all Supervised Persons annually, or promptly to all newly joined Supervised Persons, as well as any material amendments to the Code.

Annual Disciplinary Certification: All Supervised Persons are required to certify, at least annually, whether the Supervised Person has any legal, regulatory, financial or other matter[s].

Compliance Manual Certification: All Supervised Persons must certify annually to the CCO that they have read, understand and comply with the policies and procedures of the Compliance Manual, and they will promptly bring any changes or deviations between the policies outlined in the Compliance Manual and the business practices of the Advisor to the attention of the CCO or delegate[s].

Quarterly Securities Certification: All Access Persons are required to submit copies of quarterly brokerage statements of personal accounts for compliance review, unless such accounts are mutual fund only accounts. (The account[s] cannot invest in any securities other than mutual funds).

Social Media Certification: All Supervised Persons must follow Social Media Policy outlined in the Advisor’s Compliance Manual. The Advisor must also provide all Social Media accounts to the CCO or delegate[s].

10.	Sanctions

In the event of a violation of the Code, the Kimberlite CCO will impose such sanctions as deemed necessary and appropriate. Sanctions range from a letter of caution, censure, suspension of employment without pay, referral to the appropriate regulatory agency or permanent termination of employment.

Section 11: Review of Compliance Reports on the Code of Ethics

The Kimberlite CCO will include in the annual compliance report all issues including, but not limited to, the following:

•	A description of issues that have arisen under the Code since the last reporting period including such items as any violations of the Code, sanctions imposed in response to the violations, changes in the Code and any recommended changes; and

•	A certification that Kimberlite has adopted various policies and procedures reasonably designed to prevent Access Persons from violating the Code.

12.	Record Retention

Kimberlite will maintain all records required by Rule 204-2 of the Advisers Act and the Securities Laws, including copies of the Code, records of violations and sanctions, if applicable, holdings and transactions reports, copies of certifications, a list of all Access Persons for at least the last 5 years, and copies of the annual reports.

13.	Exceptions to the Code of Ethics

The CCO may grant exceptions to certain substantive restrictions in appropriate circumstances (e.g., personal hardship) and will maintain records to outline why an exception was made.